MONY Life Insurance Company of America

525 Washington Boulevard

Jersey City, New Jersey 07310

SHANE DALY

Vice President and

Associate General Counsel

(212)314-3912

FAX (212)707-1791

LAW DEPARTMENT

April 23, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             MONY Life Insurance Company of America

MONY America Variable Account L

Request to Withdraw Post-Effective Amendment to Registration

Statement on Form S-6

File No. 333-56969

Dear Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, MONY Life Insurance Company of America (the Company”), on behalf of  MONY America Variable Account L (the “Account”), respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Post-Effective Amendment No. 29 to the Registration Statement on Form S-6 for the Account (File No. 333-56969) together with all exhibits (the “Amendment”) as filed with the SEC on April 19, 2019 (Accession No. 0001104659-19-022567).

The Company is requesting to withdraw the Amendment since the Amendment was inadvertently filed without the exhibits.  The Company filed subsequent Post-Effective Amendment No. 30 to the Registration Statement on Form S-6 with the SEC on April 19, 2019 which Post-Effective Amendment No. 30 included the prospectus and all other information required for Post-Effective Amendment No. 30 to be complete.  No securities were sold under the Amendment.

If you have questions regarding this request, please contact the undersigned at the above number, or Dodie Kent at Eversheds-Sutherland (US) LLP, counsel to the Company, at 212.389.5080.

Very truly yours,

/s/ Shane Daly
Shane Daly

cc: Dodie Kent, Esq.